From_Rum_Bottle_to_Rocks_Glass.mp3 (1m 33s)
1 speaker (Speaker 1)

Speaker 1: Hi, Im Zane Lamprey, here to tell you about some of the secrets of the Monkey Rum bottle. This is Monkey Rum. Were very proud of what's on the inside but were also proud of the outside. When we created this bottle, we were very happy with the design but we made a few changes to ensure that it didnt end up in the garbage because if it ended up in the garbage, wed be sad. We dont like to be sad. While creating this bottle we patented our original designs with one goal in mind, make something that people wont want to throw away when theyre done. We did something to ensure that very few of them actually end up in the garbage. Theres a technique to safely turn bottles into glassware. I present you the very first bottle to be designed to be turned into glassware. If you cut it here, you end up with a perfect rocks glass with a monkey on the bottom. If you cut it here, you end up with a perfect pint glass with a monkey on the front. If you cut the glass here and turn it upside down, we have attachments to screw under the bottom to make it stand as a perfect wine goblet. These are some of the features that make Monkey rum and our bottles distinctive and unique. Our bottles will end up in cupboards and bar tops not in landfills. That is Monkey Rum, rum evolved. Visit: monkeyrum.com to find a bottle

Speaker 1: near you or to demand that Monkey Rum be carried in your favorite store.









Hot_summer-_cool_cocktails.mp3 (3m 25s)
3 speakers (Speaker 1, Speaker 2, Speaker 3)


Speaker 1: Its always good to start with a cocktail, right?

Speaker 2: That works for us.

Speaker 1: I was going to make a daiquiri but it involved shaking this. Im going to make a light and stormy, which is pretty simple. This is my-

Speaker 2: A little light and stormy.

Speaker 1: Look at this. Thats the Last time I was on the show, I was hawking this and now we are shipping these out for Kickstarter. This is just a built drink, its pretty simple. Just ice and rum and ginger beer. This is our toasted coconut.

Speaker 3: Toasted coconut rum?

Speaker 1: Yeah.

Speaker 3: Okay.

Speaker 1: Whos drinking?

Speaker 3: Ill take a sip. I don't like drinking wine in morning but I think I can drink-

Speaker 1: Well, thats good because it's rum.

Speaker 3: Yeah, I can drink hard ...

Speaker 1: This ones for you.

Speaker 3: Okay.

Speaker 1: This is actually glassware that we make from our bottles, so we decided how can we have a bottle that people dont want to throw away at the end. This is actually made to be a rocks glass right there. You cut it there and then you have a monkey in the bottom.

Speaker 2: How do you cut the glass?

Speaker 1: This is a pint glass. You dont necessarily because I've tried, it's not really a safe thing to do. We have professional glass cutters do it.

Speaker 3: You put some regular coconut rum in there so far.

Speaker 1: Yeah. Heres some toasted coconut rum.

Speaker 3: Okay. And then you put some ginger beer. Any of the other regular rum in there or no?

Speaker 1: This is our toasted coconut-

Speaker 3: Okay.

Speaker 1: And this is our spiced rum. Really all it takes is some ginger beer, some ice, and of course some rum.

Speaker 3: And now hes using his jacket.

Speaker 1: I have to, yeah.

Speaker 3: I like that.

Speaker 1: Thank you. Has anybody ever done that before? Put a bottle opener right on the zipper? I think thats probably been done before. That one's for you.

Speaker 2: Thank you.

Speaker 1: That ones for you.

Speaker 3: Thank you.

Speaker 1: That ones for you.

Speaker 3: This is just really easy.

Speaker 1: Good cocktails dont have to be complicated.

Speaker 3: Cheers. Thats good.

Speaker 1: Oh, its good.

Speaker 2: That is pretty good.

Speaker 1: it does have alcohol in it.

Speaker 3: Nice.

Speaker 2: All right, so-

Speaker 1: Yes?

Speaker 2: Lets talk, first of all, spice rum-

Speaker 1: Okay.

Speaker 2: And the coconut rum-

Speaker 1: Okay.

Speaker 2: Would be bar.

Speaker 1: This is a product that started about two years ago. Then we actually had some good success in the beginning. I just realized that I am not a CEO. Im really an entertainer and entrepreneur. I hired some global leadership from the and Crystals my CEO over there. He's either on his phone or ... Oh, he's filming. Weve now built and evolved the company into these products. These are premium rums. Theyre both barrel aged. This is barrel aged for six months, this is barrel aged for a blend of two to three years. Then all natural ingredients, pretty simple.

Speaker 2: What do they cost?

Speaker 1: It depends which state youre in. In New York, they're about 25.99. Florida, California, theyre just cheaper. That's just the way the rum market is. If you want to get cheaper rum, fly down there and bring it back.

Speaker 3: Why is that?

Speaker 1: I dont know. California and Florida are a rum market.

Speaker 3: Youre taking more margin in New York? That's what you're really trying to say?

Speaker 1: Is that what I said?

Speaker 3: Its not taxes? It's not a tax issue?

Speaker 1: Ian, whats the answer to that?

Speaker 3: Whats the answer.

Speaker 1: He just saying yes. Yes its a tax issue?

Speaker 3: Its in New York, it's a tax issue.

Speaker 1: Its a tax issue.

Speaker 3: We know that.

Speaker 1: You know what? Its a tax issue.









Ian_on_Fox_News.mp3 (5m 3s)
3 speakers (Speaker 1, Ian, Peter)


Speaker 1: All right, Peter. Your favorite. Its Absolut Vodka and it takes a different shape in its ads and it becomes an absolute success. You remember the old ads featuring the curvy outline of the Absolut bottle, along with a clever title. Well, the Swedish liquor company launched that campaign in 1980, but last year it broke the bottle and it introduced a new campaign, In An Absolut World. So far the gamble has paid off with sales exceeding a million cases and market share rising among competitive spirits. For todays addition of Brand X, we're joined by Absolut brand director, Ian Crystal. Good morning.

Ian: Good morning.

Speaker 1: Everybody know the iconic images where you would say "Absolut" and then whatever the word is, and celebrities tied to them and those images. Why the decision to change that philosophy?

Ian: Well, I think over the last couple of years we saw sales start to flatten out. We saw a lot of competitive marketplace activity, and we decided to investigate what the cause of that was. We did a ton of research, we did a lot of segmentation work trying to determine what the problem was, and we found that we had lost some of the relevance with the consumers. Even though they were still recognizing the ads and appreciating the ads for their creativity, they werent buying the product. We undertook a exercise which basically resulted in the launch of the In An Absolute World campaign.

Speaker 1: Its interesting because, as I understand it, in terms of the advertising world and community, that was one of the longest campaigns in history, dating back to the early 1980s. You switched to "It's An Absolut World". What does that suggest and who are you targeting with that new strategy?

Ian: Well, In An Absolut World is a very simple campaign. Its supposed to present a more ideal view of the world for everyone. Essentially, we asked the question "what if everything in the world were approached with the same ideals that Absolut approaches vodka?" Who we target? We target 21 to 29 year olds. We target them with high income. We target people in metropolitan areas and, probably more importantly, we target their psychographic profile. We target people who like to go out, like to socialize, like to drink vodka. Those are all criteria which we looked to target.

Speaker 1: As I understand, the new campaign in having great success. Give me a sense now as to where you are in the competitive spirits market, and how many cases youre selling because this is translating.

Ian: Weve just reached five million cases, which is a huge, huge mark for a spirits company. There are very few brands out there in the United States that have achieved that volume. Were also seeing a lot of our brand measures, and those are probably almost as important, if not more, than case volume because our brand measures, things like relevance, things like a brand for me, have all been going up since the campaign launch. In fact, we had one of the best years in history of Absolute Vodka last year in 2007, and we look forward to its continued success in 08.

Speaker 1: I understand you have a special celebrity who youre signing up for something new.

Ian: As part of the campaign, we launched a website called Visionaries campaign. We actually launched it last night, and the Visionaries campaign has celebrities and artists and creative collaborators present their view of what In An Absolut World looks like, and one of the big celebrities we just signed was Kanye West. Kanye West is going to present his view of In An Absolut World. We have an number of other celebrities that are going to be presenting their view of In An Absolute World, both online, offline and other forms.

Speaker 1: Anybody else you want to tell us about? Kanye West, that was new! We didnt know. You just told us the news! You want to give me any other details, hints?

Ian: Well, Kanye West we announced a couple of weeks ago, but we are going to be announcing some further celebrities as we go on. As they said last night, we just launched it so more to come and more creative collaborations from Absolut in the future.

Speaker 1: All right. Im thinking maybe a Money for Breakfast Absolut Vodka?

Ian: Maybe so. Wed have to customize it for you particularly.

Speaker 1: Yeah! Oh, we made one ourselves! Check that out, Peter Barnes. Look! Do you like that?

Peter: I like that idea.

Speaker 1: Peters liking Absolut Vodka and I have to admit, we might have to commandeer one of these for our executive producer Ryan Tomlin.

Ian: Sure thing.

Speaker 1: Hes a good vodka drinker.

Ian: Which one would you like to commandeer?

Speaker 1: I dont know if he's in the 21 to 29 demo, but-

Ian: He has a psychographic profile, which you want.

Speaker 1: There you go. All right, Ian, it was a great pleasure seeing you and when you announce those other celebrities- dont go anywhere! Sit down, please. Dont leave me yet, I want to talk about drinking. All right, we will be right back with much more Money for Breakfast and in just a half hour well have the preview and

Speaker 1: the details of those GDP numbers. Well be right back.









Monkey_Rum_Fundraise.mp3 (2m 55s)
4 speakers (Zane Lamprey, Speaker 2, Speaker 3, Speaker 4)

Zane Lamprey: I love rum. I love good rum. Good rum is not easy to find, so I created Monkey Rum. Making Monkey Rum was an incredible process of trial and error. Eventually, a process of evolution. The result is unlike anything else in the market today. A barrel aged, award winning rum with a smooth taste, clean finish, and delivered in the worlds first bottle designed to be converted into glassware. Andrew Ross Sorkin from CNBCs Squawk Box said it was so good, he could drink it the whole afternoon. Best Tasting Rum said, "This spiced rum will be hard to beat." The Cariban Journal says, "This is the rare flavored rum you can drink neat or even with a few ice cubes."

Speaker 2: Monkey Rum is incredible, because theyre taking the spice rum, the coconut rum category to a whole nother level. Were talking about real uses of coconut aged in oak barrels.

Zane Lamprey: This beverage is the sum of all my experiences. After traveling the world, hosting television shows were I learned about different cultures by drinking with the locals, I wanted to make a spirit that summed up my adventures.

Speaker 3: When I first met Zane Lamprey, I was inspired by his passion and his deep knowledge of spirits. After getting to know him, I realized here is a true entrepreneur. What we created with Monkey Rum is something very different.

Speaker 4: We make two kinds of Monkey Rum. A rum with toasted coconut, aged for up to a year in the barrel, and a beautiful natural spiced rum, spending up to three years in the barrel. The results of all this hard work is an exceptional, award winning taste that is changing the perception of rum. Its not just the taste that makes Monkey Rum special.

Zane Lamprey: Were very proud of these bottles, and once these custom and patented bottles are empty, we do something very unique with that. Were the first company to design a bottle that was intended to be converted into glassware, so they end up back on your table, rather than then a landfill.
Heres a perfect rocks glass. A pint glass and a goblet. Ian Crystal, our CEO was the head of marketing for Absolute and spent over a decade creating over 40 brands and products and collaborating with some of the worlds most influential entertainers. We have an experienced team that has brought the rum to market and have helped to make the rum and the company what it is today. Along with New York, were in six other states. In 2017, we'll be more than doubling our distribution and introducing some more premium rums. Its been an amazing journey so far, and with Wefunder, you can now be part of the journey with us. 2016

Zane Lamprey: is the year of the monkey. 2017 is the year of Monkey Rum.